

Mail Stop 4720

December 19, 2016

Darren J. King
Chief Financial Officer
M&T Bank Corporation
One M & T Plaza
Buffalo, New York 14203

    Re: M&T Bank Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Response Dated December 16, 2016
           File No. 001-09861

Dear Mr. King:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/ Gus Rodriguez

                                  Gus Rodriguez
                                  Accounting Branch Chief
                                  Office of Financial Services